
PerVista

INVEST IN **PERVISTA AI**

AI-Powered Weapon Detection to Protect Public Places

pervista.ai Oxon Hill, MD

Technology | Notable Angel | B2B | SaaS | Hardware

Highlights

Notable Angel

Raised $25k or more from a notable angel investor

1. Currently Piloting with The Baltimore Orioles, Prince George's County, & Maryland Public Schools.

2. Est. $3.4 Trillion Global Market of K-12 schools, universities under threat from active shooters.

3. Featured in Fortune Magazine, Technical.ly, WTOP, NBC 4 DC, Fox 5 DC, and CBS Baltimore.

4. More than $350,000 previously raised.

5. Multiple platform subscribers in Washington, DC Region.

Featured Investor



Cedric E. Nash

Invested $505,000

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Syndicate Lead

Cedric Nash is an investor, wealth coach, Founder, and CEO of Oakland Consulting Group, providing a range of Enterprise IT Services.

cedricnash.com

"Vennard is a veteran technologist with a proven past for success. I'm in investing in the founder due to his track record of success. PerVista's solution addresses the growing issue in our country of gun violence. I'm a supporter of the 2nd amendment, however we need to leverage technology to the extent that we can, to minimize and eventual eradicate loss of life through gun violence. I hope others join me in my support of PerVista and other such technologies to make the world a safer place to live."

Our Founder



Vennard Wright CEO & Founder

Former CTO - EDS; Former Director of Technology - Hillary Clinton; Former Chief Information Officer (CIO) - Prince George's County, MD; Former CIO - WSSC Water; Former CIO & VP of Operations - Iron Bow Technologies; 2 x Innovator of the Year - 2023

AI-Powered 24/7 Threat Detection

Today gun violence and school shootings are an epidemic.

With PerVista, **there's hope.**

Our pioneering AI-powered platform is designed to transform the response to these tragic incidents.

PerVista's mission is simple: To enhance public safety by proactively identifying firearms, aiming to significantly reduce the number and intensity of these devastating events.

A Stark Reality

Gun violence is the leading cause of death among American children and teens, with children falling victim to this epidemic on a daily basis.

PROBLEM

PerVista

ISSUE

Year over year increase in the number of shooting in schools and public places

IMPACT

Reduction of liability for stakeholders responsible for safety in public places.

CUSTOMERS

Schools, hospital systems, sports teams, concert venues, office buildings.

APPLICABILITY

More rapid dispatch of police officers to the scene of active shooter events.

In fact, since the 1999 Columbine tragedy, over 338,000 students have experienced gun violence at school. And on top of this 2022 marked the highest number of school shootings since Columbine, **mirroring a broader rise in gun violence nationwide.** To put this in perspective, in 2010 there were 10 school shootings across the U.S. This number ballooned exponentially to 346 school shootings in 2023.

This has to stop.

And it can.

With the right tools and awareness, **this trend is preventable and reversible.**

Our Innovative Platform

PerVista's solution is not just technological—**it's a call to action.**

It integrates:

- Predictive Analytics: Aligning with real-time crime statistics to proactively manage potential threats.
- Secure Online Marketplace: Ensuring secure transactions and promoting safe firearm storage to prevent unauthorized access and tragedies.
- Tailored AI Technology: Our proprietary AI is a vigilant sentinel, trained to detect firearms without compromising personal privacy.
- Advanced Drone Technology: Safely assessing dangerous

situations, thereby minimizing the risk to human life.

SOLUTION

PREDICTIVE ANALYTICS
Location rating index tied to real-time crime statistics, broken down by location and characteristics

ONLINE STOREFRONT
Secure transactions within the PerVista Marketplace via authenticated web and mobile platforms

PerVista

TAILORED TECHNOLOGY
Proprietary Artificial Intelligence (AI) Model to match video images with firearms in PerVista database

DRONE TECHNOLOGY
Indoor and outdoor drones to navigate dangerous situations, without risking human life

With more than 340 school shootings in 2023, a new record, the urgency has never been greater.

PerVista Provides Real-Time Situation Awareness to First Responders

By utilizing breakthrough AI algorithms to perform real-time video analysis, PerVista is designed to keep our educational environments secure.

PerVista VS. THE COMPETITION

Feature Comparison	PerVista	Verkada	Zero Eyes	Omnilert
Firearm Detection	✓	✓	✓	✓
Tiered Pricing	✓	✓	✓	
Vulnerability Index	✓			
Marketplace	✓			
Drone Technology	✓			

This space does have competitors, but PerVista is the only solution that offers a full end-to-end proprietary

experience, with built-in predictive analytics that help to drive enhanced physical security.

How the Technology Works

Imagine a day in the life of an elementary school protected by PerVista:

Ensuring Adequate Coverage:

PerVista works closely with educational institutions to guarantee comprehensive surveillance coverage. Our experts conduct thorough assessments to determine the optimal camera placements, ensuring every corner of the school premises is monitored effectively.

Seamless Integration with PerVista:

Once the cameras are strategically placed, they are seamlessly integrated with PerVista's advanced firearm recognition AI. Our system is designed for compatibility with various IP-enabled camera models, making the integration process smooth and hassle-free.

Identifying and Responding to Threats:

PerVista's firearm recognition AI is trained to identify a wide range of firearms in real-time. From handguns to rifles, our system can quickly and accurately pinpoint potential threats. When a firearm is detected, the PerVista team verifies the event, to prevent false positives, and triggers an immediate alert to law enforcement agencies for dispatch, providing real-time situational awareness with crucial information such as the location of the threat, number of perpetrators, and the type of weapon involved.

Immediate Response Protocol:

Upon receiving an alert, law enforcement can access the PerVista platform to view live footage of the situation. This real-time

information allows them to assess the severity of the threat and take swift action. Additionally, PerVista automatically notifies school administrators, ensuring they are aware of the situation and can implement their own safety protocols, such as lockdown procedures.

The Power of Artificial Intelligence and Machine Learning

At the heart of this innovative platform lies advanced machine learning capable of detecting guns, unusual activities, behaviors, or potential threats.

By proactively identifying these indicators, PerVista enables timely and appropriate interventions, significantly reducing the risk of harmful incidents such as school shootings.

Visualize a safer future with PerVista - where sophisticated algorithms transform raw video feeds into invaluable tools for security.

Our platform is not just about surveillance; it's about anticipating and preventing potential threats, ensuring our children can focus on what truly matters - their education.

The Need For Real-Time Threat Detection Has Never Been Greater

Initially, PerVista's management plans on rolling out their solution to K-12 schools, universities, and other public venues.

Our business model encompasses tier-based subscriptions, transaction fees through our secure marketplace, and additional revenue through equipment sales and installations.

PerVista **MARKET SIZE**


Our Go-to-Market strategy targets K-12 schools, universities, and other public places that are under threat from active shooter events.
$3.4T
$3.9B
$390M
Based on 10% penetration
Global Market
7% CAGR
Total Addressable Market
Domestic Market
9.53% CAGR
Serviceable Available Market
Platform, Tools, Maintenance
Serviceable Obtainable Market

Business Model

PerVista received revenue through three primary sources:

- Monthly, recurring subscriptions for each installed camera
- Transaction fees for equipment purchases
- Implementation fees for customer installations

Current Traction

To date we have signed up multiple subscribers in the Washington, DC and Baltimore Metropolitan Regions.

We have also received technical validation from Amazon Web Services (AWS) to be resold as an approved solution through their marketplace.

Lastly, the PerVista is fully operational and in production.

Scalability Through Other Sectors

We have received inquiries from multiple sectors that originally fell outside of our primary list of targets, which was limited to schools and hospital systems, proving that PerVista will be successful in scaling

through multiple sectors, including the following:

- Sports Teams
- Office Buildings
- Churches
- Gas Stations
- Residential

Use of Funds

Your investment in PerVista will help us continue our momentum and will be used for the following:

- Customer Acquisition - Sales & Marketing
- Product Development - Feature Enhancement & Bug Fixes
- Operations - Customer Support & Back Office Systems

Thank you for supporting us as we embark upon our mission to redefine public safety through innovation and vigilance.

Invest in the Future of Public Safety

Your investment in PerVista is not just a financial decision; it's a stand against the epidemic of gun violence.

It's a commitment to protect the innocent, a vote of confidence in innovative technology, and a step towards a safer future.

Join us in our mission to redefine public safety through innovation and vigilance.